Filed by: SAIC, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Science Applications International Corporation

Registration No.: 000-12771

[SAIC Letterhead]

DATE:	December 16, 2005
TO:	SAIC Employees and Stockholders
FROM:	Ken Dahlberg, Chairman & CEO
SUBJECT:	Today’s Board Decisions

I want to inform you of the Board’s decision today regarding the postponement of the December 16th stockholders’ meeting. The Board and I have determined that the appropriate course is to hold a new stockholders’ meeting sometime after the Company files our annual audited financial statements (Form 10-K) in April 2006, and then proceed with an IPO following the stockholders’ meeting.

The SAIC Board and senior management unanimously believe that an IPO is the best way to position the Company for the future and address our long-term capital needs. We remain on that course. We are, however, rescheduling the stockholders’ meeting and IPO timeline because the on-going inquiry regarding the Company’s performance on the Greek Olympics contract may be a significant issue for new investors who are trying to understand our Company. Given our strong financial position, we currently have the luxury of deciding the most appropriate time to proceed with an IPO.

The Board and senior management are taking these actions even though an overwhelming number of stockholders voted in favor of the reorganization merger through proxies submitted for the December 16th stockholders’ meeting. This response by stockholders has reinforced the Board’s view that completing the IPO is in the long-term best interests of stockholders.

More details on the consequences of this decision will be made available in the immediate future. We will address in Question and Answer format the issues that many of you may have concerning the future stockholders’ meeting and IPO process. In the meantime, I encourage you to read the quarterly report on Form 10-Q that was filed with the SEC yesterday, especially regarding the most recent developments on the Greek Olympics contract.

Set forth below is a summary of the key elements of the decision to schedule a new stockholders’ meeting and the related IPO timeline:

o	New Special Stockholders’ Meeting and Vote. We will establish a new record date for determining who is entitled to vote at the new meeting as well as the date of the meeting itself. Stockholders will receive new proxy solicitation materials, including new instructions on how the vote will occur.

o	Retirement Plans. As previously announced, the retirement plans trade transactions will occur on December 30, 2005. The stock price is scheduled to be established on December 23, 2005.

o	New Limited Market Trade. With the IPO delayed for some months, we believe it is appropriate to provide our stockholders with an opportunity to conduct stock transactions. We intend to conduct a new limited market trade on January 13, 2006. We will provide additional details on this in the very near future. We expect to establish the stock price for the new limited market trade on January 6, 2006.

o	Financial Hardship. As a reminder, if the postponement of the IPO and delay of the proposed special dividend create a financial hardship, you may be eligible to sell stock to the company under the Financial Hardship Policy.

I want to reiterate the Company is performing well. This is underscored in the third quarter earnings announcement we have just released. The Board and I want to thank our employees for their continued dedication to and focus on our customers.

Ken Dahlberg

Chairman of the Board and Chief Executive Officer

Forward-looking Statements

This communication may contain forward-looking statements that are based on our management’s belief and assumptions and on information currently available to our management. Any such forward-looking statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, achievements or benefits to be materially different from any future results, levels of activity, performance, achievements or benefits expressed or implied by such forward-looking statements. As a result of these risks, uncertainties and other factors, readers are cautioned not to place undue reliance on any forward-looking statements included in this communication. These risks, uncertainties and factors are discussed in the filings of Science Applications International Corporation and SAIC, Inc. with the SEC, which are available without charge at the SEC’s internet site at http://www.sec.gov. The forward-looking statements speak only as of the date made. Neither Science Applications International Corporation nor SAIC, Inc. assume any obligation to update any forward-looking statements to reflect events or circumstances arising after the date as of which they are made or to conform such statements to actual results.

Additional Information and Where to Find It

More detailed information pertaining to the merger and related proposals of Science Applications International Corporation will be set forth in appropriate filings that have been and will be made with the SEC, including the proxy statement/prospectus contained in the registration statement on Form S-4 filed by SAIC, Inc. concerning the proposed merger and related proposals. We urge stockholders to read such documents that are or may be filed with the SEC when they are available because they will contain important information about the proposed merger and related proposals. Stockholders will be able to obtain a free copy of any filings, containing information about Science Applications International Corporation or SAIC, Inc., without charge, at the SEC’s internet site at http://www.sec.gov. Copies of any filings by Science Applications International Corporation or SAIC, Inc. can also be obtained, without charge, by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Science Applications International Corporation, SAIC, Inc. and their respective directors and executive officers may be deemed, under the SEC’s rules, to be participants in the solicitation of proxies from the stockholders of Science Applications International Corporation in connection with the proposed merger and related proposals. The names of the directors and executive officers of Science Applications International Corporation and SAIC, Inc. and their interests, direct or indirect, by security holdings or otherwise, in the proposed merger and related proposals are contained in the proxy statement/prospectus contained in a registration statement on Form S-4 filed by SAIC, Inc., which may be obtained without charge at the SEC’s internet site at http://www.sec.gov, or by directing a request in writing to Science Applications International Corporation, 10260 Campus Point Drive, M/S F-3, San Diego, California 92121, Attention: General Counsel or by email to SECfilings@saic.com